SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 13, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

NYSE SYMBOL: ITP

               TSX SYMBOL: ITP

Intertape Polymer Group Second Quarter Results Presentations Available on Company Website

Montréal, Québec and Bradenton, Florida – August 13, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“IPG” or the “Company”) advises that its second quarter conference call presentations are now available on the Company’s website:  www.intertapepolymer.com under Investor Relations, Conference Call Notices.  The full second quarter press release can be accessed under Investor Relations, Financial Releases.

You may also access a replay of this morning’s call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 883597.  The recording will be available from Monday, August 13, 2007 at 12:30 P.M. until Thursday, September 13, 2007 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  These forward-looking statements include unknown risks and uncertainties, including the results of the rights offering by the Company and the Standby Purchase Agreements,  disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission.  Therefore, future events and results may vary significantly from what management currently foresees.  You should not place undue importance on forward-looking information and should not rely upon this information as of any other date.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION CONTACT:

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

(866) 202-4713

Rick Leckner

MaisonBrison

(514) 731-0000